SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 14F

              NOTICE OF ARRANGEMENT REGARDING ELECTION OF DIRECTORS
                                WITHOUT A MEETING

        Pursuant to Section 14(f) of the Securities Exchange Act of 1934

          Date of Designation: 10 days after the date of filing of this Notice and transmittal thereof to the Registrant's shareholders.

                        Commission File number: 000-20958

                              CARE CONCEPTS I, INC.
                              ---------------------
             (Exact name of registrant as specified in its charter)

                  Delaware                                  850519152
                  --------                                  ---------
        State or Other Jurisdiction                     (I.R.S. Employer
     of incorporation or organization)               Identification Number)

            2560 W. Main Street, Suite 200, Littleton, Colorado 80120
            ---------------------------------------------------------
                (Address of principal Executive Offices Zip Code)

       Registrant's telephone number, including area code: (303) 794-9450

                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Shares Outstanding

     As of November 6, 2002, 600,000 voting shares of the Registrant's common stock were outstanding. Each share of common stock entitles the holder thereof to one vote. On October 18, 2002, the Registrant held a special meeting of its shareholders. At this meeting and through the solicitation of proxies, Registrant voted to effect a 50 to 1 reverse stock split of all outstanding common stock. The reverse stock split was approved by 89.5% of the 29,999,950 outstanding shares of Registrant. 26,855,993 shares of the 29,999,950 total shares outstanding as of the record date were voted in favor of the reverse split, while 20,464 were voted against. 600,040 shares were issued and outstanding after the 50-1 reverse stock split effective October 24, 2002.

Security Ownership of Certain Beneficial Owners & Management

     As of November 6, 2002, the following persons were known by the Registrant to own or control beneficially more than five percent of its outstanding common stock. The table also shows those who will own 5% or more of the common stock, post-transaction (as detailed below). The table below also sets forth the total number of shares of the Registrant's outstanding voting stock owned by its current officers and directors and by persons designated to become officers and directors:

Current Officers and Directors
------------------------------

                                                                                                Percent of Shares
                                        Number of Shares                    Number of Shares    Owned
                                        Owned                               Owned               Post-transaction
                                        Beneficially and   Percent of       Beneficially and    (see "Changes in
                                        of Record          Shares Owned     of Record           Control of
Name and Address of Beneficial Owner    Pre-transaction    Pre-transaction  Post-transaction    Registrant" below)
------------------------------------    ---------------    ---------------  ----------------    ------------------
Jack D. Kelley, Director and            125,384             20.90%          125,384             *
Chief Executive Officer
3118 W. Thomas, Suite 707
Phoenix, AZ 85017

Brian J. Kelley                          96,820             16.14%           96,820             *
3118 W. Thomas, Suite 707
Phoenix, AZ 85017

Derold L. Kelley, Director               40,150              6.69%           40,150             *
3118 W. Thomas, Suite 707
Phoenix, AZ 85017

Earnest Mathis, Director, President     136,120(1)          22.69%          136,120(1)          1.1%
and Principal Financial Officer
26 West Dry Creek Circle, Suite 600
Littleton, CO 80120

James Eller, Secretary                      -0-                 0%              -0-               0%
26 West Dry Creek Circle, Suite 600
Littleton, CO 80120

Gary A. Agron                           136,120             22.69%          136,120             1.1%
5445 DTC Parkway, Suite 520
Greenwood Village, CO 80111

Previous Officers and Directors as a    301,654             50.3%           301,654             2.3%
Group (3 persons)

----------
*    Less than 1%
(1)  Shares are held by Mathis Family Partners, Ltd.


Designated Officers and Directors
---------------------------------

                                                                                                Percent of Shares
                                        Number of Shares                    Number of Shares    Owned
                                        Owned                               Owned               Post-transaction
                                        Beneficially and   Percent of       Beneficially and    (see "Changes in
                                        of Record          Shares Owned     of Record           Control of
Name and Address of Beneficial Owner    Pre-transaction    Pre-transaction  Post-transaction    Registrant" below)
------------------------------------    ---------------    ---------------  ----------------    ------------------

Steve Markley, Director and Chief       -0-                0%                 962,500            7.6%
Executive Officer
934 N. University Dr. #202
Coral Springs, FL 33071

Gary Spaniak, Director and President    -0-                0%               1,603,667           12.6%
Executive Officer
934 N. University Dr. #202
Coral Springs, FL 33071

Steven Robinson, Director               -0-                0%                 625,000            4.9%
1401 Horizon Ct.
Orlando, FL 32809

New Officers and Directors as a Group   -0-                0%               3,191,167           25.2%
(3 persons)


Designations of Preferred Stock

     IBID currently has designated and outstanding Series D, F, and G Preferred Stock.

     100,000 shares of Preferred Stock is designated as Series D Convertible Preferred Stock, $100 stated value per share, with 22,422 shares of Series D Preferred Stock outstanding, convertible into 2,242,200 shares of common stock. Series D is convertible five years after issuance, or at the option of the holder beforehand, at $1.00 per share. Dividends accumulate at $10.00 per share annually, payable in cash or in Series D Preferred Stock at the company's option.

     45,000 shares of Preferred Stock are designated as Series G Convertible Preferred Stock, $100 stated value per share, with 40,000 Series G Preferred Stock currently outstanding, convertible into up to 1,000,000 shares of common stock. Series G is convertible five years after issuance, or at the option of the holder beforehand, at 80% of the average closing price of the stock for the 10 trading days prior to conversion. No dividends are paid or accrued.

     10,000 shares of Preferred Stock are designated as Series F Convertible Preferred Stock, $100 stated value per share, with 1,131 Series F preferred shares outstanding, convertible into 113,107 shares of common stock. Series F is convertible five years after issuance, or at the option of the holder beforehand, at 80% of the average closing price of the stock for the 10 trading days prior to conversion (but in no event shall the conversion price be below $1.00 per share). Dividends accumulate at $8.00 per share annually, payable in cash or in Series F Preferred Stock at the company's option.

     The table below sets forth the shares of the Registrants preferred stock outstanding post-transaction. No preferred stock holder owns shares of common stock underlying his preferred stock in excess of 5% of the Registrant's common stock.

                                 PREFERRED STOCK

Preferred Series D (2)          0         0%          2,242,194(1)         15%

Preferred Series G (3)          0         0%          1,000,000(1)        7.3%

Preferred Series F (4)          0         0%           113,107(1)           *

----------
*    Less than 1%
(1)  If the entire series of preferred stock is converted to common stock.
(2)  Preferred Series D stock is convertible at $1.00 per share.
(3) The Preferred Series G series stock is convertible into up to 1,000,000 common shares.
(4) The Preferred Series F series stock is convertible into up to 113,107 common shares.


                        CHANGES IN CONTROL OF REGISTRANT

     Care Concepts I, Inc. ("Care" or "Registrant"), a Delaware corporation and Jack D. Kelley, Brian J. Kelley, Derold L. Kelley, Earnest Mathis representing Mathis Family Partners, Ltd, and Gary A. Agron, the principal shareholders of the Registrant (the "Principal Shareholders") entered into an Agreement and Plan of Merger with iBid America, Inc. ("IBID"), a Florida corporation, whereby IBID would be merged with a wholly-owned subsidiary of Care. As a result of the merger, Care will issue 12,080,827 shares of its common stock in exchange for 12,080,827 shares of IBID's common stock representing 100% of the outstanding common shares of IBID. Each of the three series of preferred stock of IBID shall be converted into an equivalent number and on the same terms and conditions of a series of preferred stock of Care. There are currently outstanding 22,422 shares of series D preferred stock of IBID, 40,000 shares of series G preferred stock of IBID and 1,131 shares of series F preferred stock of IBID. IBID's board of directors and Care's board of directors have approved the transaction. In addition, the requisite number of IBID shareholders have approved the transaction.

                        DIRECTORS AND EXECUTIVE OFFICERS

     The current Directors and Executive officers of Registrant are:

     Name                       Position
     ----                       --------

     Jack D. Kelley             Chief Executive Officer, Director
     Earnest Mathis             President, Director
     Derold L. Kelley           Director

Legal Proceedings

     No current director or future director, officer, or affiliate of the Registrant, five percent holder of any class of voting securities of the Registrant, nor any associate of the above, is a party adverse to the Registrant or has a material interest adverse to the Registrant.

Management

     After the filing of this Form and Notice to shareholders the present Officers and Directors of Care, Jack D. Kelley, Earnest Mathis, Derold Kelley, and James Eller will resign, effective ten days after mailing of this Notice to shareholders.

     The persons who will become directors of the Registrant, effective ten days from mailing of this notice, and their ages, are as follows:

     Name                   Age           Position
     ----                   ---           --------

Steven Markley              56            Director
Gary Spaniak                37            Director
Steven Robinson             53            Director


The following persons will be appointed officers of the Registrant concurrent with the merger with IBID:

Name                        Age           Position
----                        ---           --------

Steve Markley               56            Chief Executive Officer, Secretary and
                                          Principal Financial Officer

Gary Spaniak                37            President


Business Experience

     The following is a brief account of the business experience during at least the past five years of the persons designated to be new directors and officers of Care, indicating the principal occupation and employment during that period by each, and the name and principal business of the organizations by which they were employed.

     STEVE MARKLEY, Chief Executive Officer and Director. Since February 15, 2001, Mr. Markley has served as Chief Executive Officer, and since August 2002 he has served as principal Financial Officer and Secretary for IBID. From 1997 through January 2001, Mr. Markley was President and CEO of Value Dining Incorporated, a franchise restaurant company in Southeast Florida doing business as Golden Corral Buffet and Grill.

     GARY SPANIAK, President and Director. Since February 15, 2001, Mr. Spaniak has served as President and as a member of the Board of Directors of IBID. From 1998 until his position with IBID, Mr. Spaniak was the Director of Site Acquisitions for Retail Site Development, Inc., a commercial real estate acquisition company that negotiates build-to-suit locations for retail establishments across the U.S. From 1997 until 1998, Mr. Spaniak was a marketing consultant in Florida for AutoNation USA, an automobile sales franchise company.

     STEVEN ROBINSON, Director. Since January 2001, Mr. Robinson has served as a Director of IBID. He is the President and CEO of WorldChem, a chemical manufacturing and marketing company located in Orlando FL, a position he has held since founding the company in January 1998. From October 1996 to January 1998 he served as Executive Vice President and was a co-founder of American Access Technologies, Inc., a public company that manufactures zone cabling enclosures for fiber optic, wireless and data networks systems. He also served as an Executive Vice President of IBID from January 2001 through May 2001.

     No appointee for a director position has been subject of any civil regulatory proceeding or any criminal proceeding, except as disclosed hereinabove.

Transactions with Management and Others

     There were no transactions or series of transactions during the Registrant's last fiscal year or the current fiscal year, or any currently proposed transactions or series of transactions of the remainder of the fiscal year, in which the amount involved exceeds $60,000 and in which to the knowledge of the Registrant, any director, executive officer, nominee, future director, five percent shareholder, or any member of the immediate family of the foregoing persons, have or will have a direct or indirect material interest except as set forth below. In addition, none of the foregoing persons have been indebted to the Registrant during such periods in an amount exceeding $60,000.

     The following persons, who are to be appointed officers and directors, will have an interest in the form of share ownership (post acquisition of IBID) as shown as a result of the merger of IBID and the Registrant:

                                Number of shares         Number of shares
                                owned beneficially       owned beneficially
                                and of record            and of record
Name of Beneficial Owner        pre-transaction          post-transaction
------------------------        ---------------          ----------------

Steve Markley                          0                      962,500

Gary Spaniak                           0                    1,603,667

Steven Robinson                        0                      625,000

Committees of the Board of Directors

     The Registrant has no standing audit, nominating and compensation committees of the Board of Directors, or committees performing similar functions. Post-transaction, the Registrant will charter its Audit Committee, and appoint nominating and compensation committees.

Meetings of the Board of Directors

     There were irregular meetings of the Registrant's Board of Directors during the current fiscal year, or during the past fiscal year, as necessary for the reorganization and restructuring to facilitate a business combination.

Compensation of Directors and Executive Officers

     During the Registrant's past fiscal year, and the current fiscal year, no executive officer of the Registrant received cash compensation other than reimbursement for expenses incurred on behalf of the Registrant, no compensation was paid pursuant to a plan, no other type of compensation was paid, no director received compensation, and no termination of employment and change of control arrangements were implemented other than those set forth herein.

The following table sets forth all compensation awarded to the Registrant's Chief Executive Officer.

                  Period                                  Salary       Other
                  ------                                  ------       -----

Jack D. Kelley    January 1, 2002 - November 6, 2002      None         None
                  Fiscal year ended 12/31/01              None         None
                  Fiscal year ended 12/31/00              None         None



                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Notice to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  November 11, 2002                       CARE CONCEPTS I, INC.


                                                By: /s/ Jack D. Kelley
                                                ----------------------
                                                Jack D. Kelley
                                                Chie Executive Officer